

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 17, 2009

Via U.S. Mail

Philip J. Huml
President, Principal Executive Officer and Principal Financial Officer
Pier Acquisition I, Inc.
3902 Peartree Place
Calabasas, CA 91302

> **Re:** **Pier Acquisition I, Inc.**
> **Amendment No. 1 to Form 10/A**
> **Filed February 19, 2009**
> **File No. 000-53552**

Dear Mr. Huml:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business, page 3

1. In light of your competitive disadvantages, please revise your Business section to discuss your strategy for successfully identifying and completing business combinations when you will be competing against entities that possess greater financial, technical and managerial capabilities.

Item 1A. Risk Factors, page 5

2. Please create a risk factor discussing the fact that neither of your officers has served as an officer or director of a development stage public company with the business purpose of acquiring a target business. Your disclosure should include a discussion of how management's inexperience may affect their ability to adequately evaluate and successfully consummate a business combination.

3. Please add a risk factor discussing the risks associated with the added costs of being a public company, including the difficulties of establishing and maintaining acceptable internal controls over financial reporting given that your management will devote limited time to the company.

4. Please create a risk factor discussing the likelihood that your common stock will be considered a "penny stock". Discuss the applicable SEC rules governing the trading of "penny stock" and limits relating to liquidity which may affect the trading price of your common stock in the event that it is considered "penny stock".

5. Please add a risk factor to disclose, if true, that you may incur substantial debt to complete a business combination, which may adversely affect your financial condition.

There Is Competition For Those Private Companies Suitable . . . ., page 6

6. Please create a risk factor discussing the low barriers to entry and relative ease with which new competitors may enter the market as a blank check or shell company.

We Are A Development Stage Company . . . ., page 7

7. Please expand this risk factor or add a separate risk factor to more clearly disclose that since you have not yet selected any target acquisition with which to complete a business combination, you are currently unable to ascertain the merits or risks of the target's operations.

* * * * *

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3314 with any other questions.

Regards,

Daniel Morris
Attorney Advisor

cc: David N. Feldman, Esq.
        Fax: (212) 997-4242